UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972-73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 3, 2023, Steakholder Foods Ltd. issued a press release, attached hereto as Exhibit 99.1 and incorporated by reference herein, announcing the receipt of a grant of up to $1 million for its collaboration with Umami Meats to 3D bio-print structured cultivated fish products.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: January 3, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press release, dated January 3, 2023, titled “Steakholder Foods® Receives Grant of up to $1M for Collaboration with Umami Meats to 3D Bio-Print Structured Cultivated Fish Products”